EXHIBIT 99.1
CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

www.cgi.com

About CGI
Founded in 1976, CGI Group Inc. (“CGI”) is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“U. S.”), Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's 2008 fiscal revenue was $3.7 billion (US$3.5 billion) and as at September 30, 2008, it’s order backlog was $11.6 billion (US$11.0 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Capital Stock and Options Outstanding (as at November 4, 2008)
274,042,156 Class A subordinate shares
34,208,159 Class B shares
34,923,440 Options to purchase Class A subordinate shares

Fiscal 2008 Trading Summary
TSX	(CDN$)	NYSE	(US$)
Open :	11.26	Open :	11.33
High :	12.02	High :	11.97
Low :	8.95	Low :	8.63
Close :	9.31	Close :	8.84

Average Daily Trading Volumes:	1,317,782	Average Daily Trading Volumes:	173,304

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber Vice-President, Global Communications & Investor Relations Telephone : (514) 841-3355 lorne.gorber@cgi.com

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Table of Contents

BASIS OF PRESENTATION	4
FORWARD-LOOKING STATEMENTS	4
NON-GAAP MEASURES	4
CORPORATE OVERVIEW	5
COMPETITIVE ENVIRONMENT	6
VISION AND STRATEGY	6
DEVELOPMENTS IN 2008	7
BOOKINGS	7
DIVESTITURE	8
SHARE REPURCHASE PROGRAM	8
COMPETITIVE POSITION STRENGTHENING PROGRAM	8
OVERVIEW OF THE YEAR	9
Selected Annual Information	9
Financial Review of 2008, 2007 and 2006	10
Revenue Variation and Revenue by Segment	10
Revenue Distribution	12
Client Concentration	12
Operating Expenses	12
Adjusted EBIT by Segment	13
Earnings From Continuing Operations Before Income Taxes and Non- Controlling Interest	15
Net Earnings	16
LIQUIDITY	17
Cash Provided by Continuing Operating Activities	17
Cash Used in Continuing Investing Activities	18
Cash Used in Continuing Financing Activities	18
CONTRACTUAL OBLIGATIONS	19
CAPITAL RESOURCES	19
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	20
OFF-BALANCE SHEET FINANCING AND GUARANTEES	20
CAPABILITY TO DELIVER RESULTS	21
RELATED PARTY TRANSACTIONS	21
FOURTH QUARTER RESULTS	22
Revenue Variation and Revenue by Segment	22
Adjusted EBIT by Segment	23
Net Earnings	24
Summary of Quarterly Results	25
Quarterly Variances	25
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	26
CHANGES IN ACCOUNTING POLICIES	26
FUTURE ACCOUNTING CHANGES	29

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

FINANCIAL INSTRUMENTS	29
RISKS AND UNCERTAINTIES	30
Risks Related to our Industry	30
Risks Related to our Business	31
Risks Related to Business Acquisitions	33
Risks Related to the Market	33
INTEGRITY OF DISCLOSURE	34
LEGAL PROCEEDINGS	34

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

November 10, 2008

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2008, 2007 and 2006. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 29 of the consolidated financial statements.  All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to; the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used, which include:

1.
Earnings from continuing operations before restructuring costs related to specific items, interest on long-term debt, other income, interest and other expenses, gain on sale of assets, income taxes, and non-controlling interest (“adjusted EBIT”); and

2.	Earnings from continuing operations prior to restructuring costs related to specific items.

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure can be found on page 15.

Earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure can be found on page 16.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regard to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

CGI offers its end-to-end services to a focused set of industry verticals (“verticals” or “vertical markets”) where we have developed deep expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) financial services-- includes banking, credit unions, wealth management and insurance as disciplines helping clients increase competitiveness by evolving complex environments and systems to support more integrated and client-focused operations; b) government and healthcare-- assisting organizations in managing incremental change and undertaking large-scale, citizen-centric transformation; c) telecommunications and utilities-- helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution-- helping clients establish flexible and client centered operating models that build profitability and enhance loyalty; and e) manufacturing-- transforming clients’ operations and supply chains for enhanced profitability and global competitiveness.

Our operations are managed through three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, U.S. and India, and Europe and Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization (“ISO”). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Competitive Environment
As a global provider of end-to-end information technology and business process services, CGI operates in a highly competitive and rapidly evolving global industry. Our competition comprises a variety of global players, from niche companies providing specialized services to other end-to-end service providers, mainly in the U.S., Europe and India, all of whom are competing for some or all of the services we provide.

To compete effectively, CGI focuses on high-end systems integration, consulting and outsourcing where vertical industry knowledge and expertise are required. Our client proximity metro markets business model, combined with our global delivery model results in highly responsive and cost competitive delivery. CGI’s global delivery model provides clients with a unique blend of onshore, nearshore and offshore delivery options that cater to their strategic and cost requirements.  CGI also has a number of leading business solutions that support long-term client relationships. Moreover, all of CGI’s business operations are executed based on the same management foundation, ensuring consistency and cohesion across the company.

There are many factors involved in winning and retaining IT and BPS contracts in today’s global market, including the following: total cost of services; ability to deliver; track record; vertical market expertise; investment in business solutions; local presence; global delivery capability; and the strength of client relationships. CGI compares favorably with its competition with respect to all of these factors.

In summary, CGI’s competitive value proposition encompasses the following: end-to-end IT and BPS capability; expertise and proprietary business solutions in five vertical markets covering approximately 81% of global IT spending; a unique global delivery model, which includes industry leading nearshore delivery capabilities; a disciplined management foundation; and our focus on client satisfaction which is supported by our client proximity metro markets business model. Based on this value proposition and CGI’s growing critical mass in our three main markets—Canada, the U.S. and Europe and Asia Pacific, collectively covering approximately 76% of global IT spending—we are in a position to compete effectively on an international scale and win large contracts.

Vision and Strategy
Most companies begin with a business vision, but CGI began with a dream: to create an environment in which members enjoy working together and, as owners, contribute to building a company they can be proud of. That dream led to CGI’s vision of being a world-class IT and BPS leader, helping its clients win and grow. Through a four-pillar growth strategy that combines organic growth and acquisitions, CGI has been a consolidator in the IT services industry.

The first pillar of this strategy focuses on generating organic growth through contract wins, renewals and extensions in the areas of outsourcing and systems integration and consulting (“SI&C”).

The second pillar of the strategy involves the pursuit of new large outsourcing contracts, leveraging our end-to-end services, global delivery model and critical mass. CGI’s global delivery model offers a unique blend of onshore, nearshore and offshore delivery options that result in highly responsive and cost effective delivery. Further, based on the Company’s growth rate over the last several years, we have the critical mass required to bid on large and complex opportunities in North America and Europe.

The third pillar of our growth strategy focuses on the acquisition of smaller firms or niche players. We identify niche acquisitions through a strategic mapping program that systematically searches for targets that will strengthen our vertical market knowledge or increase the richness of our service offerings.

The fourth pillar involves the pursuit of transformational acquisitions focused on expanding our geographic presence and critical mass. This approach further enables us to strengthen our qualifications to compete for large outsourcing contracts.

Throughout its history, CGI has been highly disciplined in following this four-pillar growth strategy, with an emphasis on earnings accretion and maximizing shareholder value. Currently, our key growth market targets are the U.S. and Europe.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Developments in 2008
CGI continued delivering strong financial performance throughout fiscal 2008. Steady organic and profitable growth as well as leading margins characterized our operational performance. The Company has booked 30% more new business in fiscal 2008 compared with the previous year and the more significant bookings have been outlined below. As part of its build and buy strategy, the Company's strategic expansion plans call for its growth targets to be evenly split between acquisition and organic growth. Using our disciplined investment criteria, the Company reviewed several acquisition opportunities in fiscal 2008, but ultimately chose not to proceed because of timing, alignment or price.

Instead, cash was re-invested in organic growth, reducing debt and buying back shares as part of the Normal Course Issuer Bid. During the year, we repaid $106.2 million of our credit facility net of drawings, and repurchased 19.9 million shares for $213.5 million.  Entering 2009, CGI believes it is extremely well-positioned to capitalize on market opportunities as they present themselves.

Bookings
The Company booked new business that exceeded its revenue, resulting in a book-to-bill of 112% for the year. Book-to-bill is stated as a proportion of total bookings to revenue for the period. New business booked in the year was across all verticals and geographies.  Our three largest verticals for bookings were government and healthcare, financial services, and telecommunications and utilities, making up approximately 40%, 35% and 13% of total bookings, respectively. From a geographical perspective, Canada made up 51% of total bookings, followed by the U.S. and Europe and Asia Pacific at 41% and 8%, respectively.

All geographies showed year-over-year improvements highlighted by Canada with 47% followed by Europe and Asia Pacific and U.S. with improvements of 26% and 15%, respectively.

Significant Bookings in the Year
•
October 3, 2007: 10-year US$110 million managed services contract with Océ North America to deliver infrastructure services, including end-user computing, service desk, enterprise operations and data center hosting.

•
November 14, 2007: Three-year $91.8 million contract with Public Works and Government Services Canada (“PWGSC”) for  the provision of engineering and technical management services to their Information Technology Services Branch. The agreement also entitles PWGSC to four one-year extensions, with a total potential contract value of $400 million.

•
February 4, 2008: Two-year contract valued at approximately US$27 million with the U.S. Department of Health and Human Services, Centers for Medicare & Medicaid Services (“CMS”) to implement CMS’ Provider Enrollment Chain and Ownership System One-Stop-Shop release.

•
April 2, 2008: Consulting contracts awarded by Revenu Québec valued at more than $40 million for the improvement of the government’s existing personal income tax system and the development of a new system.

•
April 10, 2008: 10-year project valued at US$83 million with the U.S. Environmental Protection Agency to modernize its financial system using CGI’s commercial Momentum software, and to transition its financial system IT hosting and application management to CGI.

•	May 1, 2008: Five-year contract with Daimler Financial Services to provide a full end-to-end applications management service for international Vehicle Asset Financing.
•
May 7, 2008: 10-year US$115 million contract with Magnolia Insurance Company to provide back-office services including complete policy administration, billing and accounting, claims administration, statistical reporting, and statutory accounting services.

•
May 28, 2008: Three-year US$29.6 million contract with the Oregon Department of Human Services to design, develop and implement its next generation Statewide Automated Child Welfare Information System.

•
June 19, 2008: Seven-year agreements valued at US$80 million with Autralia and New Zealand Banking Group Limited and Bank of Montreal Financial Group to extend their use of CGI’s Proponix global trade platform.

•	September 15, 2008: Five-year agreement with the Ontario Education Collaborative Marketplace valued at $40 million to build and manage the electronic marketplace.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

•
October 8, 2008: Seven-year contract extension with Co-operators General Insurance Company valued at approximately $110 million, whereby CGI will continue to provide data center services. This contract renewal was signed prior to and announced subsequent to our year end.

CGI measures bookings as a key indicator of our future revenue. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter.

Divestiture
As announced on July 21, 2008, the Company divested its Canadian claims adjusting and risk management services business for purchase consideration of $38.1 million. The Company received net cash proceeds of $29.2 million in August 2008.  Of the remaining $6.4 million, $5.5 million is to be paid on or before August 5, 2014. The net assets disposed of included goodwill of $7.7 million, which is net of an impairment of $4.1 million. For more information on this transaction, please see Note 19 of our consolidated financial statements.

Prior to this transaction, management regularly reviewed CGI’s operating results based on its two lines of business – IT services and BPS. Subsequent to this divestiture, the Company integrated BPS into its ITS line of business to drive incremental operating efficiencies. The new segments are: Canada, U.S. and India (“U.S.”), and Europe and Asia Pacific (“Europe”), as mentioned previously. As a consequence of our new reporting segments, CGI conducted two tests for its 2008 goodwill impairment: before and after the change in segmentation.  As a result of the tests conducted, no impairment was identified.

As a result, certain comparative figures have been restated to conform to the current year’s presentation.

Share Repurchase Program
On February 5, 2008, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the period ending no later than February 6, 2009. The Company received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid, which allows CGI to purchase on the open market, through the facilities of the Toronto Stock Exchange, up to 28,502,941 Class A subordinate shares for cancellation.

During fiscal 2008, the Company repurchased 19,910,068 of its Class A subordinate shares for $213.5 million at an average share price of $10.72, under the current and the previous Normal Course Issuer Bid.

Competitive Position Strengthening Program
In the first quarter of 2007, we completed our Competitive Position Strengthening Program and the objectives of the program were successfully met. A total pre-tax provision of $90.3 million was taken for the program with $67.3 million taken in fiscal 2006 and $23.0 million taken in 2007. Please refer to Note 16 to the consolidated financial statements for more information on our Competitive Position Strengthening Program.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Overview of the Year

Selected Annual Information

				Change 2008/2007	Change 2007/2006

Years ended September 30	2008	2007	2006

Backlog[1] (in millions of dollars)	11,645	11,696	12,403	-0.4%	-5.7%
Bookings (in millions of dollars)	4,145	3,190	3,917	29.9%	-18.6%
Revenue
Revenue (in '000 of dollars)	3,705,863	3,633,945	3,393,382	2.0%	7.1%
Year-over-year growth prior to foreign currency
impact	5.3%	7.4%	-2.6%
Profitability
Adjusted EBIT[2] margin	11.6%	11.1%	9.0%
Net earnings (in '000 of dollars)	292,764	236,402	146,533	23.8%	61.3%
Net earnings margin	7.9%	6.5%	4.3%
Net earnings prior to restructuring costs
related to specific items[3] margin	7.9%	6.9%	5.6%
Earnings from continuing operations
(in '000 of dollars)	297,898	234,659	143,770	26.9%	63.2%
Earnings from continuing operations
margin	8.0%	6.5%	4.2%
Basic EPS from continuing operations (in dollars)	0.94	0.71	0.39	32.4%	82.1%
Diluted EPS from continuing operations (in dollars)	0.92	0.70	0.39	31.4%	79.5%
Basic EPS (in dollars)	0.92	0.72	0.40	27.8%	80.0%
Diluted EPS (in dollars)	0.90	0.71	0.40	26.8%	77.5%
Balance sheet (in '000 of dollars)
Total assets	3,683,973	3,475,808	3,692,032	6.0%	-5.9%
Long-term financial liabilities[4]	326,916	516,470	876,269	-36.7%	-41.1%
Total long-term liabilities before clients' funds
obligations	547,041	737,991	1,127,811	-25.9%	-34.6%
Cash generation / Financial structure
Cash provided by continuing operating activities
(in '000 of dollars)	355,910	544,615	302,704	-34.6%	79.9%
Days sales outstanding[5]	50	42	50	19.0%	-16.0%
Net debt to capitalization ratio[6]	13.9%	16.8%	27.2%

1:
Backlog includes new contract wins, extensions and renewals, partially offset by the backlog consumed during the year as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 15.
3:	Net earnings prior to restructuring costs is a non-GAAP measure. A reconciliation to its closest GAAP measure is provided on page 16.
4:
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

5:
Days sales outstanding (“DSO”) is obtained by subtracting deferred revenue and tax credits receivable from accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.

6:
The net debt to capitalization ratio represents the proportion of long-term debt, including the impact of the fair value of forward contracts, net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Financial Review of 2008, 2007 and 2006

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2008 and 2007. The 2007 and 2006 revenue by segment is recorded reflecting the actual foreign exchange rates of each respective year.
Years ended September 30	2008	2007	2006	Change 2008/2007	Change 2007/2006

(in '000 of dollars except for percentage)
Revenue	3,705,863	3,633,945	3,393,382	2.0%	7.1%
Variation prior to foreign currency impact	5.3%	7.4%	-2.6%
Foreign currency impact	-3.3%	-0.3%	-3.0%
Variation over previous year	2.0%	7.1%	-5.6%

Canada revenue prior to foreign
currency impact	2,340,856	2,251,326	2,104,647	4.0%	7.0%
Foreign currency impact	(5,290)	-	-
Canada revenue	2,335,566	2,251,326	2,104,647	3.7%	7.0%

U.S. and India revenue prior to foreign
currency impact	1,196,390	1,115,449	1,064,795	7.3%	7.2%
Foreign currency impact	(109,877)	-
U.S. and India revenue	1,086,513	1,115,449	1,064,795	-2.6%	4.8%

Europe and Asia Pacific revenue prior to
foreign currency impact	287,057	267,170	223,940	7.4%	13.0%
Foreign currency impact	(3,273)	-
Europe and Asia Pacific revenue	283,784	267,170	223,940	6.2%	19.3%
Revenue	3,705,863	3,633,945	3,393,382	2.0%	7.1%

For fiscal 2008, revenue was $3,705.9 million, an increase over both 2007 and 2006. On a constant currency basis, revenue increased by 5.3% compared to last year. The unfavourable impact of foreign currency fluctuations amounted to $118.4 million or 3.3%, mainly due to U.S. dollar fluctuations. On a constant currency basis, the largest growth in our vertical markets was from telecommunications and utilities (13%), retail and distribution (8%) and financial services (3%).

For fiscal 2007, revenue increased by 7.4% on a constant currency basis against fiscal 2006, but was impacted by a slight decrease of 0.3% due to foreign currency fluctuations, resulting in a total revenue variation of 7.1% year-over-year. The improvement was due to strong growth in all our geographies and targeted vertical markets. Fiscal 2006 was impacted by lower volumes from BCE, the unfavourable impacts of the ramping down and completion of isolated contracts not meeting our profitability standards, and the impact of the weakening U.S. dollar.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Canada
For the fiscal year ended September 30, 2008, revenue from our Canadian operating segment was $2,335.6 million, an increase of $84.3 million or 3.7% over 2007. On a constant currency basis, revenue grew by 4.0% or $89.5 million when compared to the prior year. The growth was driven primarily by higher revenue from our SI&C activities, mainly in our telecommunications and utilities, retail and distribution, and financial services vertical markets, slightly offset by the completion of certain isolated outsourcing contracts.

When comparing fiscal 2007 to 2006, revenue from our Canadian operating segment was $2,251.3 million, an increase of $146.7 million or 7.0% over 2006.  This strong growth was mainly attributable to the increase in business activity with existing clients across all key vertical markets.

U.S. and India
For the fiscal year ended September 30, 2008, U.S revenue increased by 7.3% or $80.9 million on a constant currency basis when compared to the same period last year. The unfavourable impact of foreign currency fluctuations represented $109.9 million or 9.9%, which resulted in an overall decrease of 2.6% for this segment. We experienced growth on a constant currency basis, with the government and healthcare vertical market being the primary driver.

When comparing fiscal 2007 to 2006, revenue from the U.S. increased by 4.8 % or $50.7 million to $1,115.4 million including the unfavourable impact of approximately $25.7 million in foreign currency fluctuations. The growth was driven mainly by new business with existing clients in the government and financial services vertical markets.

Europe and Asia Pacific
In fiscal 2008, revenue from our Europe operating segment was $283.8 million, an increase of $16.6 million or 6.2% against 2007. On a constant currency basis, this segment grew by $19.9 million or 7.4%, with foreign currency fluctuations having an unfavourable impact of $3.3 million or 1.2%. The net growth in Europe was mainly a result of higher SI&C work from our telecommunication clients in Central Europe. During the year, we also had incremental revenue from Daimler Financial Services representing a new outsourcing contract in the financial services vertical market.

When comparing fiscal 2007 to 2006, revenue reached $267.2 million in Europe, a growth of $43.2 million or 19.3%. Most of the growth was due to increased volumes from our existing telecommunication clients. In addition, there was a favourable impact of approximately $14.2 million due to foreign currency fluctuations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Revenue Distribution
The following tables provide additional information regarding our revenue mix:

Contract Types	Geographic Markets *	Targeted Verticals
A.Management of IT and business functions (outsourcing) i)IT services 41% ii)BPS 13% B.Systems integration and consulting 46%	A.Canada 61% B.U.S. 31% C.Europe and Asia Pacific 8%	A.Government and healthcare 30% B.Financial services 30% C.Telecommunications and utilities 22% D.Retail and distribution 11% E.Manufacturing 7%

                                                        * Based on the client’s domicile

Client Concentration
In fiscal 2008, our revenue from BCE and its subsidiaries, our largest client, represented 12.2% of our revenue, compared to 11.8% in fiscal 2007, and 12.1% in fiscal 2006.

Operating Expenses

Years ended September 30	2008	2007	2006	As a percentage of revenue 2008	As a percentage of revenue 2007	As a percentage of revenue 2006

(in '000 of dollars except for percentage)

Costs of services, selling and
administrative	3,111,965	3,053,739	2,919,007	84.0%	84.0%	86.0%
Amortization
Capital assets	43,455	32,396	33,983	1.2%	0.9%	1.0%
Contract costs related to transition costs	18,457	19,476	14,914	0.5%	0.5%	0.4%
Finite-life intangibles	102,032	123,157	119,484	2.8%	3.4%	3.5%
Total amortization	163,944	175,029	168,381	4.4%	4.8%	5.0%

Costs of Services, Selling and Administrative
When comparing fiscal 2008 to fiscal 2007, costs of services, selling and administrative expenses as a percentage of revenue remained stable at 84.0%.  Our gross margin and selling and administrative ratios remained consistent between the two years. During the year, fluctuations in foreign currencies favorably impacted our costs of services, selling and administrative by $103.3 million, significantly offsetting the impact of the currency related revenue reduction noted in the previous section. We continue to look for opportunities to increase our operating margins and leverage our cost structure.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

When comparing fiscal 2007 to fiscal 2006, cost of services, selling and administrative expenses decreased as a percentage of revenue from 86.0% to 84.0%. This improvement resulted from increased gross margin through productivity improvements and a reduction in our selling and administrative costs. In the second quarter of 2006, the rapid reduction in the BCE work program adversly impacted our cost structure leading the Company to undertake the Competitive Position Strengthening Program. We successfully achieved the objectives of the program allowing the Company to improve margins through better utilization rates and decreased overhead.

Amortization
The increase in amortization expense for capital assets over fiscal 2007 is mainly due to additions of computer equipment made over the last year to support our revenue growth and improve our data center infrastructure. We are also purchasing certain types of equipment that were previously financed through operating leases.  This was partially offset by a reduction in amortization expense associated with leasehold improvements.

The decrease in contract cost amortization over 2007 was mainly due to the accelerated amortization taken in the second quarter of fiscal 2007 related to the reorganization of a client, partly offset by the ramp-up and full year impact of transition cost amortization associated with new clients and contracts started during the last year.

The decrease in finite-life intangibles amortization expense over last year was mainly due to the incremental amortization in fiscal 2007 associated with a business solution for our oil and gas clients in Western Canada, certain software licenses and other intangibles, such as trademarks and client relationships, being fully amortized and the extension made to the useful life of a business solution to support the brokerage industry. This was partially offset by incremental amortization associated with investments made in business solutions mainly for our government vertical market and our internal systems.

In addition, the effect of foreign currency fluctuations, mainly against the U.S. dollar, contributed to the decrease of total amortization expense for the year in the amount of $5.7 million.

The increase in amortization expense relating to contract costs between 2007 and 2006 is mainly due to the accelerated amortization taken in the second quarter of 2007 as a result of the reorganization of a client.

When comparing 2007 to 2006, the increase in finite-life intangibles amortization expense was mainly due to the amortization associated with a business solution for our oil and gas clients in Western Canada, as described above, partly offset by lower amortization associated with certain internal software licenses and other intangibles being fully amortized in the year.

Adjusted EBIT by Segment

Years ended September 30	2008	2007	2006	Change 2008/2007	Change 2007/2006

(in '000 of dollars except for percentage)

Canada	332,295	321,390	243,352	3.4%	32.1%
As a percentage of Canada revenue	14.2%	14.3%	11.6%
U.S. and India	129,401	123,512	112,436	4.8%	9.9%
As a percentage of U.S. and India revenue	11.9%	11.1%	10.6%
Europe and Asia Pacific	24,692	23,152	29,121	6.7%	-20.5%
As a percentage of Europe and Asia Pacific revenue	8.7%	8.7%	13.0%
Corporate	(56,434)	(62,877)	(78,915)	-10.2%	-20.3%
As a percentage of revenue	-1.5%	-1.7%	-2.3%
Adjusted EBIT	429,954	405,177	305,994	6.1%	32.4%
Adjusted EBIT margin	11.6%	11.1%	9.0%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008
Canada
For the fiscal period ended September 30, 2008, adjusted EBIT for our Canadian operating segment was $332.3 million, an increase of 3.4% or $10.9 million over 2007, while as a percentage of revenue, our margin decreased slightly from 14.3% to 14.2%. Excluding the relatively higher level of termination costs in the last quarter of 2008, our adjusted EBIT margin for Canada would have improved slightly over the prior year.

When comparing fiscal 2007 to 2006, adjusted EBIT for our Canadian operating segment was $321.4 million, an increase of 32.1% or $78.0 million over 2006.  As a percentage of revenue, the segment profitability increased to 14.3% from 11.6%.  This favourable variation is mostly driven by the benefits achieved from our Competitive Position Strengthening Program.

U.S. and India
Adjusted EBIT for our U.S. operating segment for fiscal 2008 was $129.4 million, an increase of $5.9 million or 4.8% when compared to 2007, while as a percentage of revenue, our margin improved from 11.1% to 11.9%. This increase was primarily caused by the incremental margin on revenue growth as previously mentioned, partially offset by the timing between the start and completion of specific contracts in the financial services as well as the government and healthcare vertical markets, and to a lesser extent by the unfavourable impact of foreign currency fluctuations.

When comparing fiscal 2007 to 2006, adjusted EBIT for the U.S. increased 9.9% or $11.1 million to $123.5 million.  Adjusted EBIT as a percentage of revenue also increased from 10.6% to 11.1%.  The growth was primarily due to the increase in margins from existing contracts in the financial services as well as government and healthcare vertical markets.

Europe and Asia Pacific
Adjusted EBIT for our Europe operating segment was $24.7 million in fiscal 2008, up $1.5 million or 6.7% from fiscal 2007, while as a percentage of revenue, our margin remained stable at 8.7%. This increase was mainly due to the incremental margin earned on new contracts, as described in the revenue section.

When comparing fiscal 2007 to 2006,  adjusted EBIT decreased by $6.0 million to $23.2 million.  Adjusted EBIT as a percentage of revenue also decreased to 8.7% from 13.0%.  This decrease is due to the margin associated with a one-time license sale in 2006 for a client in our financial services vertical.

Corporate
For fiscal 2008 corporate expenses represented 1.5% of revenue, down from the 1.7% in fiscal 2007, as we continue to look for opportunities to leverage our cost structure to improve our EBIT.

Comparing fiscal 2007 to 2006, corporate expenses decreased from 2.3% to 1.7% of revenue.  This is primarily the result of the Competitive Position Strengthening Program announced in 2006 to reduce our overall cost structure.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary will rationalize and integrate them within the operating segments.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Earnings From Continuing Operations Before Income Taxes and Non-Controlling Interest
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

Years ended September 30	2008	2007	2006	As a percentage of revenue 2008	As a percentage of revenue 2007	As a percentage of revenue 2006

(in '000 of dollars except for percentage)

Adjusted EBIT	429,954	405,177	305,994	11.6%	11.1%	9.0%
Restructuring costs related to specific items	-	23,010	67,266	0.0%	0.6%	2.0%
Interest on long-term debt	27,284	41,818	43,291	0.7%	1.2%	1.3%
Other income	(5,570)	(9,336)	(7,588)	-0.2%	-0.3%	-0.2%
Interest and other expenses	3,341	283	491	0.1%	0.0%	0.0%
Gain on sale of assets	-	(700)	(10,475)	0.0%	0.0%	-0.3%
Earnings from continuing operations before
income taxes and non-controlling interest	404,899	350,102	213,009	10.9%	9.6%	6.3%

Restructuring Costs Related to Specific Items
In the first quarter of 2007, we successfully completed our Competitive Position Strengthening Program. For background information on the program, please refer to page 8 of this MD&A.

Interest on Long-Term Debt
Interest expense for the last three fiscal years primarily includes interest paid on the debt used to finance the purchase of 100 million Class A subordinate shares from BCE in January 2006.  The decrease in interest expense in fiscal 2008 over fiscal 2007 is a direct result of debt repayments made since that time and the reduced interest costs resulting from the amendment of our credit facility made in the fourth quarter of fiscal 2007. Please refer to Note 10 to the consolidated financial statements for additional information on our outstanding debt obligations.

Other Income
Other income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses. It also includes the favourable change in the value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings before income taxes. The $3.8 million unfavourable variance against the prior year is mainly related to a $1.7 million favourable fluctuation in the value of the trust’s assets for 2007, whereas for 2008, the Company had an unfavourable variance.  In addition, $1.3 million of interest income was earned on research and development claims received in 2007.  Modifications in the management of our cash pooling has also allowed us to better utilize our funds for general corporate purposes including the reduction of debt.

Interest and Other Expenses
Interest and other expenses includes the unfavourable change in the value of our trust for certain U.S. employees as described above. It also includes expenses associated with the management of our cash balances in excess of interest and other investment income earned.  The unfavourable variance over 2007 is mainly due to the fluctuation in the trust as outlined above.

Gain on Sale of Assets
In fiscal 2006, we recorded a $10.5 million gain on the sale of our electronic switching assets.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Income Taxes
Income tax expense was $106.1 million for the year ended September 30, 2008, compared to $115.2 million in the prior year, representing a $9.1 million decrease year-over-year. Our effective income tax rate also decreased from 32.9% in 2007 to 26.2% in fiscal 2008 mainly as a result of two non-recurring items: the impact of $6.3 million coming from the revaluation of our tax assets and liabilities due to newly enacted tax rates in Canada; and the net reversal of prior years’ income tax provisions of $20.3 million mainly pertaining to the determination of prior years’ tax liabilities after reaching the final agreements with tax authorities. Without these impacts, our income tax rate would have been 32.8%. We continue to expect our effective tax rate to be in the range of 32-34% in subsequent years.

When comparing fiscal 2007 and 2006, the increase in income tax expense of $46.0 million was due to higher earnings predominatly from lower restructuring charges incurred, while the 2007 income tax rate of 32.9% is comparable to 2006.

Non-Controlling Interest
During the third quarter of fiscal 2007, we began using the consolidation method to account for our interest in CIA. Previously, this operation qualified as a joint venture and was proportionally consolidated in the financial statements. Our current ownership interest in CIA stands at 64.7%, unchanged from that held at the end of fiscal 2007.

Net Earnings
The following table includes a reconciliation between earnings from continuing operations prior to restructuring costs related to specific items and net earnings which is reported in accordance with Canadian GAAP:

Years ended September 30	2008	2007	2006	Change 2008/2007	Change 2007/2006

(in '000 of dollars unless otherwise indicated)

Earnings from continuing operations prior to
restructuring costs related to specific items	297,898	249,338	188,504	19.5%	32.3%
Margin	8.0%	6.9%	5.6%
Restructuring costs related to specific items	-	23,010	67,266	-100.0%	-65.8%
Tax impact of restructuring costs related to
specific items	-	(8,331)	(22,532)	-100.0%	-63.0%
Earnings from continuing operations	297,898	234,659	143,770	26.9%	63.2%
Margin	8.0%	6.5%	4.2%
(Loss) earnings from discontinued operations,
net of income taxes	(5,134)	1,743	2,763	-394.5%	-36.9%
Net earnings	292,764	236,402	146,533	23.8%	61.3%
Margin	7.9%	6.5%	4.3%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	317,604,899	329,016,756	362,783,618	-3.5%	-9.3%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	322,804,287	333,876,564	364,706,656	-3.3%	-8.5%
Basic earnings per share from continuing
operations prior to restructuring costs related	0.94	0.76	0.52	24.0%	45.8%
to specific items (in dollars)
Diluted earnings per share from continuing
operations prior to restructuring costs related	0.92	0.75	0.52	23.6%	44.5%
to specific items (in dollars)
Basic (loss) earnings per share from
discontinued operations (in dollars)	(0.02)	0.01	0.01	0.0%	-30.4%
Diluted (loss) earnings per share from
discontinued operations (in dollars)	(0.02)	0.01	0.01	0.0%	-31.1%
Basic earnings per share (in dollars)	0.92	0.72	0.40	28.3%	77.9%
Diluted earnings per share (in dollars)	0.90	0.71	0.40	27.1%	76.2%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

For the year ended September 30, 2008, the increase in earnings from continuing operations of 26.9% or $63.2 million was mainly a result of significantly improved operational profitability, the cumulative favourable income tax impact of $26.6 million in 2008, lower interest expense, as well as the now completed Competitive Position Strengthening Program, for which we had a net charge of $14.7 million in the first quarter of last year.

When comparing fiscal 2007 to fiscal 2006, earnings from continuing operations increased by 63.2% or $90.9 million. The increase was driven mainly by higher operational profitability in fiscal 2007 following the completion of our Competitive Position Strengthening Program with its lower restructuring costs representing a $30.1 million favourable impact year-over-year.

The net loss from discontinued operations for the year was mainly due to the $4.1 million impairment of goodwill pertaining to the Company’s disposal of the net assets of our claims adjusting and risk management services business, as outlined earlier.

CGI’s basic and diluted weighted average number of shares for fiscal 2008 were down versus the two prior years due to the repurchase of shares on the open market as part of the Normal Course Issuer Bids, the buyback of 100 million shares from BCE in the second quarter of 2006, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2008, cash and cash equivalents were $50.1 million, compared to $88.9 million in 2007. The following table illustrates the main activities for the last three fiscal years.

				Change	Change
Years ended September 30	2008	2007	2006	2008/2007	2007/2006
(in '000 of dollars)
Cash provided by continuing operating activities	355,910	544,615	302,704	(188,705)	241,911
Cash used in continuing investing activities	(89,908)	(154,338)	(139,234)	64,430	(15,104)
Cash used in continuing financing activities	(304,077)	(416,793)	(294,080)	112,716	(122,713)
Effect of foreign exchange rate changes on cash and
cash equivalents of continuing operations	398	(3,962)	(352)	4,360	(3,610)
Net decrease in cash and cash equivalents of continuing operations	(37,677)	(30,478)	(130,962)	(7,199)	100,484

Cash Provided by Continuing Operating Activities
Cash provided by continuing operating activities was $355.9 million or 9.6% of revenue for fiscal 2008. This is compared with $544.6 million or 15.0% of revenue in fiscal 2007. The year-over-year decrease is due to the following: 1) the cash inflows for the first quarter of 2007 were unusally high with $51.1 million of receipts having spilled over from the 2006 fiscal year as the year-end occurred on a weekend; 2) the $37.6 million final tax payment for fiscal 2007 that took place in the first quarter of 2008.  As the 2006 profitability was negatively impacted by that year’s restructuring activities, the 2007 installments were thus lower leaving a larger than normal final settlement for early 2008; 3) the $37.6 million year-over-year increase in the quarterly tax installments paid in 2008 that were based on the profitability of 2007, whereas the 2007 installments were based on the lower level of profitability in fiscal 2006; and, 4) the increase in DSO of eight days or approximately $80.0 million due to the timing of client milestone billings and pre-payments from our large outsourcing clients.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Cash Used in Continuing Investing Activities
During fiscal 2008, a total of $89.9 million was invested, a decrease of $64.4 million compared with the $154.3 million invested last year. The investments made during the year were primarily in capital assets, the development of business solutions, software licenses and contract costs.

In 2008, we received $29.2 million as net proceeds pertaining to the divestiture of our Canadian claims adjusting and risk management services business concluded in August. In 2007, we spent $17.3 million for acquisitions, predominately for the initial installment to acquire Codesic Consulting in May 2007, with no comparable investment in 2008.

The $61.0 million invested in capital assets was $10.0 million higher than the prior year and is mainly due to the purchase of certain computer equipment that would have previously been financed by operating leases, as the combination of income tax and interest rates made their financing less attractive. During the year, we invested approximately $38.0 million with the majority pertaining to assets supporting our new growth and infrastructure upgrades to our data centers.  We also invested $20.0 million for leaseholds and furniture and fixures mainly for our U.S. operations.

The investment of $13.1 million in contract costs was mainly related to transition costs for new outsourcing contracts and is lower than the 2007 spend by $11.1 million. This is due to the timing of transition projects associated with contracts that had either started prior to the fiscal year or started during fiscal 2008.

The investments in finite-life intangibles and other long-term assets were $48.0 million, representing a decrease of $18.3 million when compared to last year, due mainly to a $12.0 million reduction in the spend on our business solutions.  In addition to ensuring the appropriate level of investments are made, we are continually reducing our spend rate through the increased utilization of India and other lower cost centers of excellence. An amount of $10.8 million was invested in software licenses to support our outsourcing contracts and is comparable to the prior years’spend.

Research expenses in fiscal 2008 were $28.8 million as compared to $35.7 million for 2007 and are accounted for within our costs of services, selling and administrative expenses. We seek new technology applications, or conceptually formulate and design possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending during the year, both capitalized and expensed, was $54.8 million compared with $73.8 million last year.

Cash Used in Continuing Financing Activities
For fiscal 2008, continuing financing activities used $304.1 million. This includes net repayments of $106.2 million on our credit facilities, further reducing our net debt to capitalization ratio from 16.8% in fiscal 2007 to 13.9% in 2008. In addition, $216.2 million was used for the repurchase of CGI stock under the Normal Course Issuer Bid in 2008, while the issuance of shares upon the exercise of stock options generated $32.4 million in proceeds.

In fiscal 2007, continuing financing activies consumed $416.8 million. During that year, we repaid $353.6 million on our credit facilities and purchased $128.5 million in CGI stock under the current and previous Normal Course Issuer Bid.  The issuance of shares upon the exercise of stock options generated $42.7 million in proceeds.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Contractual Obligations

		Payments Due by Period
		Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years
Commitment Type	Total
(in ‘000s of dollars)
Long-Term Debt	369,578	93,819	97,369	157,468	20,922	-
Capital Lease Obligations	21,513	7,098	11,401	3,014	-	-
Operating Leases
Rental of Office Space[1]	831,575	115,858	199,856	137,815	241,576	136,470
Computer Equipment	49,392	35,688	13,256	381	67	-
Automobiles	10,975	4,050	4,622	2,130	173	-
Long-term Service Agreements	205,382	73,462	109,150	19,600	3,170	-
Total Contractual Obligations	1,488,415	329,975	435,654	320,408	265,908	136,470

1:           Included in these obligations are $22.2 million of office space leases from past acquisitions.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,488.4 million. In 2008, total contractual obligations decreased by $178.1 million, primarily due to our repayments of long-term debt and rent payments made in the normal course of our operations.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of September 30, 2008, 35.3% of the shares of CIA remain to be purchased.  The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders’ agreement.

Capital Resources

	Total commitment	Available at September 30, 2008	Outstanding at September 30, 2008
(in '000 of dollars)	$	$	$
Cash and cash equivalents	—	50,134	—
Unsecured committed revolving facilities [1]	1,500,000	1,325,665	174,335 [2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	1,400,799	174,335 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $158.0 million and Letters of Credit for $16.3 million.

Our cash position and bank lines are sufficient to support our growth strategy. At September 30, 2008, cash and cash equivalents were $50.1 million and the total credit facilities available amounted to $1,350.7 million. The Company had $1,325.7 million available under its credit facility and $25.0 million available under other demand line of credit. The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million. The increase is only subject to obtaining additional commitment from the bank group or from other participants. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At September 30, 2008, CGI was in compliance with these covenants. Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at September 30, 2008, no amount has been drawn upon this facility.

Total long-term debt decreased by $82.1 million to $391.1 million at September 30, 2008, compared with $473.2 million at September 30, 2007. The variation resulted primarily from the net repayment of $106.2 million of our credit facilities and the impact from the fluctuations of foreign currencies against the Canadian dollar.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Effective December 21, 2007, the Company undesignated its US$192 million Senior U.S. unsecured notes as the hedging instrument for a part of the Company’s net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes to $194.2 million.

Selected Measures of Liquidity and Capital Resources

	As at	As at	As at
	September 30,	September 30,	September 30,
	2008	2007	2006

Net debt to capitalization ratio	13.9%	16.8%	27.2%
Days sales outstanding (in days)	50	42	50
Return on invested capital [1]	13.9%	11.7%	8.4%

1:
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

The net debt to capitalization ratio decreased from last year’s 16.8% to 13.9% due to debt reduction efforts throughout fiscal 2008.

DSO increased by eight days to 50 when compared with last year, mainly due to the timing of client milestone billings and pre-payments from our large outsourcing clients. In calculating the DSO, we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 13.9% up from 11.7% last year. This was mainly driven by our continued profitable growth and the benefits resulting from our Share Repurchase Program.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totaling approximately $67.5 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2008. The Company does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at September 30, 2008, we had committed for a total of $137.1 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

As at September 30, 2008, the Company has also entered into agreements for a total of $3.9 million that include indemnities in favour of third parties, mostly tax indemnities. In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as internal systems and quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The Company’s share of the transactions and resulting balances, which were measured at commercial rates, are presented below:

Innovapost

Years ended September 30	2008	2007	2006
(in '000 of dollars)
Revenue	124,461	120,010	100,994
Accounts receivable	12,050	9,310	9,490
Work in progress	5,939	3,648	1,528
Contract costs	11,206	13,746	16,239
Deferred revenue	2,715	1,868	509

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Fourth Quarter Results
The fourth quarter of CGI’s fiscal 2008 was focused on generating revenue growth mainly through the signing of new contracts and extensions. Having realized the benefits of our Competitive Position Strengthening Program in fiscal 2007, we have continued our commitment to efficiently manage our operations thus improving our overall profitability.

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency variations between 2008 and 2007.  The 2007 revenue by segment is recorded reflecting the actual foreign exchange rates for that year.

For the 3 months ended September 30	2008	2007	Change

(in '000 of dollars except for percentage)

Revenue	929,198	903,702	2.8%
Variation prior to foreign currency impact	2.6%	11.6%
Foreign currency impact	0.2%	-2.3%
Variation over previous year	2.8%	9.3%

Canada revenue prior to foreign
currency impact	559,348	568,354	-1.6%
Foreign currency impact	497	-	0.1%
Canada revenue	559,845	568,354	-1.5%

U.S. and India revenue prior to foreign
currency impact	298,200	268,589	11.0%
Foreign currency impact	(1,402)	-	-0.5%
U.S. and India revenue	296,798	268,589	10.5%

Europe and Asia Pacific revenue prior to
foreign currency impact	70,059	66,759	4.9%
Foreign currency impact	2,496	-	3.7%
Europe and Asia Pacific revenue	72,555	66,759	8.6%
Revenue	929,198	903,702	2.8%

For the fourth quarter of 2008, revenue was $929.2 million, representing 2.6% growth on a constant currency basis. The impact of foreign currency was minimal at 0.2%, primarily due to unfavourable U.S. dollar and British pound fluctuations, partly offset by the favourable impact of the strengthening of the Euro currency. On a constant currency basis, the largest growth in our vertical markets was from  retail and distribution (9%), government and healthcare (7%), and financial services (5%).

Canada
Revenue in Canada was $559.8 million for the fourth quarter ended September 30, 2008. This represents a decrease of 1.6% or $9.0 million on a constant currency basis against the comparable quarter of 2007. This decrease was primarily due to lower work volumes from BCE as it reorganizes itself in preparation for its privatization in December 2008, as well as lower license revenue for our oil and gas solutions. The effects of these reductions were offset predominately by increased work from our financial services and retail and distribution clients.

U.S. and India
For the three months ended September 30, 2008, revenue in the U.S. was $296.8 million, up from $268.6 million in the same period a year ago. This represents a 11.0% or $29.6 million increase on a constant currency basis. The increase was mainly driven by growth with new and existing clients in the government and healthcare vertical market partly offset by the completion of work on certain contracts.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Europe and Asia Pacific
Revenue in Europe was $72.6 million in the fourth quarter of fiscal 2008. This compares to the $66.8 million in the fourth quarter of 2007, representing constant currency growth of 4.9% year-over-year. Growth was mainly driven by higher systems integration and consulting work for our telecommunications clients in Central Europe, and by the incremental revenue from a new outsourcing contract in the financial services vertical market with Daimler Financial Services. This was partly offset by lower revenues associated with a renewed contract in the financial services vertical market reflecting our ongoing commitment to reduce our clients’ costs. Year-over-year, the positive impact of foreign currency fluctuations of $2.5 million or 3.7% came from the strengthening of the Euro, partly offset by unfavorable variances in the British pound.

Adjusted EBIT by Segment

For the 3 months ended September 30	2008	2007	Change

(in '000 of dollars except for percentage)

Canada	69,210	76,670	-9.7%
As a percentage of Canada revenue	12.4%	13.5%
U.S. and India	41,168	31,053	32.6%
As a percentage of U.S. and India revenue	13.9%	11.6%
Europe and Asia Pacific	6,911	6,509	6.2%
As a percentage of Europe and Asia Pacific revenue	9.5%	9.7%
Corporate	(12,167)	(13,515)	-10.0%
As a percentage of revenue	-1.3%	-1.5%
Adjusted EBIT	105,122	100,717	4.4%
Margin	11.3%	11.1%

Canada
For the three months ended September 30, 2008, adjusted EBIT was $69.2 million, a decrease of $7.5 million when compared with the fourth quarter of 2007, while margin decreased from 13.5% to 12.4%. The decrease in adjusted EBIT year-over-year was primarily due to the reduced work program from BCE, as well as a higher level of severances incurred this quarter (approximately $4.4 million) to invest in productivity improvements in our data center operations.

U.S. and India
Adjusted EBIT in our U.S. operating segment for the three months ended September 30, 2008 was $41.2 million, representing an increase of 32.6% over the same quarter last year. As a percentage of revenue, this segment’s profitability was 13.9%, up from 11.6% a year ago. This significant improvement was driven by the realization of improved productivity and profitability initiatives that leveraged our global delivery model, minimized non-billable time and reduced the margin leakage on projects.

Europe and Asia Pacific
For the three months ended September 30, 2008, adjusted EBIT was $6.9 million, representing an increase of $0.4 million when compared to the fourth quarter of 2007, while our margin decreased from 9.7% to 9.5%. This is due to the increased revenue, as outlined earlier, offset by costs incurred this quarter reflecting organizational refinements made across Europe.

Corporate
For the quarter ended September 30, 2008, the decrease in corporate expenses reflected our continuing commitment to strengthen the Company’s competitive position by cost containment and improved efficiencies through ongoing investments in toolsets and process improvements.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Net Earnings

For the three months ended September 30	2008	2007	Change

(in '000 of dollars except for percentage and share data)

Adjusted EBIT	105,122	100,717	4.4%
Margin	11.3%	11.1%
Restructuring costs related to specific items	-	-	-
Interest on long-term debt	6,372	8,330	-23.5%
Other income	(997)	(3,511)	-71.6%
Interest and other expenses	1,683	133	1165.4%
Gain on sale of assets	-	(700)	-100.0%
Earnings from continuing operations before income
taxes and non-controlling interest	98,064	96,465	1.7%
Income taxes	22,666	31,222	-27.4%
Tax Rate	23.1%	32.4%
Non-controlling interest, net of income taxes	229	198	15.7%
(Loss) earnings from discontinued operations,
net of income taxes	(1,675)	532	-414.8%
Net earnings	73,494	65,577	12.1%
Margin	7.9%	7.3%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	309,295,434	327,727,002	-5.6%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	313,749,478	334,520,373	-6.2%
Basic earnings per share (in dollars)	0.24	0.20	20.0%
Diluted earnings per share (in dollars)	0.23	0.20	15.0%

Earnings from continuing operations before income taxes and non-controlling interest have increased by $1.6 million or 1.7% over the fourth quarter of 2007. This increase was mainly a result of the improved profitability reflected in our adjusted EBIT and lower interest on our long-term debt, partly offset by the interest income earned on research and development claims received in the prior year.

Furthermore, during the fourth quarter of fiscal 2008, we experienced a one-time favourable income tax benefit of $9.5 million mainly pertaining to the determination of prior years’ tax liabilities after reaching the final agreements with tax authorities. Excluding this one-time impact, our income taxes would have been $32.2 million representing a rate of 32.8% which is comparable to our normalized effective rate of 32% to 34%.

During the fourth quarter of fiscal 2008, we repurchased 3,177,520 of our Class A subordinate shares for $31.9 million at an average price of $10.03.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008
Summary of Quarterly Results

	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Backlog (in millions of dollars)	11,645	11,638	11,672	11,690	11,696	11,825	11,921	12,229
Bookings (in millions of dollars)	982	986	1,043	1,134	803	789	848	750
Revenue
Revenue (in '000 of dollars)	929,198	950,468	930,770	895,427	903,702	914,023	932,620	883,600
Year-over-year growth prior
to foreign currency impact	2.6%	6.5%	5.4%	6.3%	11.6%	8.4%	8.9%	1.4%
Cost of services, selling
and administrative expenses	781,528	798,883	781,379	750,175	750,225	770,911	787,023	745,580
% of revenue	84.1%	84.1%	83.9%	83.8%	83.0%	84.3%	84.4%	84.4%
Profitability
Adjusted EBIT margin	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%	11.0%	11.1%
Net earnings (in '000 of dollars)	73,494	77,897	68,785	72,588	65,577	64,433	62,711	43,681
Net earnings margin	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%	6.7%	4.9%
Net earnings prior to
restructuring costs related to specific items margin	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%	6.7%	6.6%
Earnings from continuing operations
(in '000 of dollars)	75,169	81,675	69,110	71,944	65,045	63,967	62,881	42,766
Earnings from continuing operations margin	8.1%	8.6%	7.4%	8.0%	7.2%	7.0%	6.7%	4.8%
Basic EPS from continuing operations
(in dollars)	0.24	0.26	0.21	0.22	0.20	0.20	0.19	0.13
Diluted EPS from continuing operations
(in dollars)	0.24	0.25	0.21	0.22	0.19	0.19	0.19	0.13
Basic EPS (in dollars)	0.24	0.25	0.21	0.22	0.20	0.20	0.19	0.13
Diluted EPS (in dollars)	0.23	0.24	0.21	0.22	0.20	0.19	0.19	0.13
Weighted average number of Class A subordinate shares and Class
B shares - Basic (in '000)	309,295	315,385	321,835	323,927	327,727	328,831	329,057	330,451
Weighted average number of Class A subordinate shares and Class
B shares - Diluted (in '000)	313,749	320,745	326,942	329,785	334,520	335,529	332,898	331,589

On a constant currency basis, our revenue grew in each quarter throughout fiscal 2008, with the strongest year-over-year growth seen in the third quarter at 6.5%.

As a result of our organic growth, our attention to cost structure, and further reduction in debt, our net earnings prior to restructuring costs relating to specific items margin improved from 6.6% in the first quarter of 2007 to 7.9% in the latest quarter.

Since September 30, 2006, the number of shares outstanding has decreased steadily, as we continued to repurchase our shares under the Normal Course Issuer Bid.  In 2008, we repurchased 19,910,068 Class A subordinate shares of CGI on the open market, partly offset by the issuance of 4,107,823 Class A subordinate shares related to the exercise of options.

Quarterly Variances
There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in SI&C work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. From a margin perspective, CGI benefits from a natural hedge against currency fluctuations driven mainly by U.S. dollar expenses incurred in Canada, such as licenses, maintenance, insurance and interest expenses.

Summary of Significant Accounting Policies
The audited consolidated financial statements for the years ended September 30, 2008, 2007 and 2006 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations and cash flows.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2008, including the impact of the restatement for discontinued operations and the change in segmentation.

Changes in Accounting Policies
The CICA issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2007:

a)
Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, “Financial Instruments – Presentation” replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

b)	Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of financial instruments and non-financial derivatives.

c)
Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure requirements of the entity’s objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards are included in Notes 27 and 28 to the consolidated financial statements for the year ending September 30, 2008.

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2008 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

	Consolidated Balance Sheets	Consolidated Statements of Earnings
Areas Impacted by Estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes

Goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock-based compensation	X		X
Investment tax credits and government assistance	X		X
Impairment of long-lived assets	X			X
1: Accounts receivable, work in progress and deferred revenue.
Goodwill
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue recognition
The majority of our revenue is recognized based on criteria which does not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under the percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

Investment tax credits and government assistance
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as finite-life intangibles, contract costs and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Future Accounting Changes
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. We are currently in the diagnostic phase which involves a review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption.  As implications of the conversion are identified in this phase, the impacts on the other key elements of  our conversion plan will be assessed. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

We will continue to report on the key elements and timing of our IFRS implementation plan in our interim MD&A’s throughout fiscal 2009.

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets” effective for interim periods beginning on or after October 1, 2008. Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IFRS. Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The Company has assessed that the impact of this new Section will not be significant.

The CICA has amended Section 1400, “General Standards of Financial Statement Presentation”,  which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

Financial Instruments
From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with almost all of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five vertical markets we target, and this helps enhance our competitive position. CGI is a leading provider of IT services and BPS in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the U.S. market. We have made good progress in growing our revenue from the U.S. and internationally over time and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain highly qualified staff, due in large part to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.  In addition, because of the competitiveness of the IT labour market, we may not be able to hire and retain the employees we require, causing us to increase our reliance on external subcontractors which could have an impact on our operating margins.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted vertical markets; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and if results indicate a difference outside the agreed upon tolerance, we will work with the clients to reset the pricing for their services.  The outcomes may have either an unfavourable or favourable impact on our future results.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. For instance, all CGI business solutions will benefit from copyright protection and patent protection where available. Furthermore, CGI requires its clients, partners and subcontractors to execute a Non-Disclosure Agreement when entering into a business relationship in order to protect its intellectual property against appropriation or infringement. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. The same is done for our CGI domain name on the internet. All of these actions allow CGI to enforce its intellectual property rights, should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the scope of our worldwide operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – The company has only one client representing more than 10% of total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate more than 10% of our revenue (12.2% in fiscal 2008) from the subsidiaries and affiliates of BCE. However, it is our belief that we are not subject to any significant credit risk in view of our large and diversified client base.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-orientated contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts. We manage all client contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, unexpected factors, including those outside of our control, could have an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments.  Our success depends on the ability of the third parties to deliver their obligations within agreed upon budgets and timeframes.  If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and IT services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions
Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the U.S. and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market
Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the year ended September 30, 2008

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

The Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2008. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Legal Proceedings
From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2008, the Company is involved in claims of approximately $140.0 million and counterclaims exceeding $160.0 million.

CGI GROUP INC.